September 3, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ellie Quarles, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Quarles:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck AA-BB CLO ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on June 28, 2024. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.	Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.	We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please supplementally provide the fee table and expense example information prior to the effectiveness of the Fund’s Registration Statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 4.	Please disclose any agreement to provide a fee waiver or expense limitation. Please disclose whether any waiver will be in effect for one year, and please confirm whether amounts waived may be recouped. If so, please disclose these terms.

Response 4.	Van Eck Associates Corporation (the “Adviser”) has agreed to pay the Fund’s offering costs until at least May 1, 2026, which are not subject to recoupment by the Adviser, notwithstanding the terms of the Fund’s unitary fee structure. This arrangement is memorialized in the Fund’s Registration Statement. The Trust and the Adviser do not execute a separate fee waiver or expense limitation agreement with respect to the Fund.

Comment 5.	If the acquired fund fees and expenses resulting from investments in other investment companies are expected to exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 5.	We hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed one basis point (0.01%) of its total annual fund operating expenses, and as such the Fund’s investments in other investment companies, if any, would not warrant an acquired fund fees and expenses line item in the Fund’s “Fund Fees and Expenses” table.

Comment 6.	Please add risk disclosure relating to investing in other investment companies if the Adviser’s profits are based on the layering of fees, such as “Investors may pay higher fees based on the layering of advisory fees.”

Response 6.	Although the Fund may invest up to 10% of its assets in other investment companies, the Fund has no current intention of investing in other investment companies advised by the Adviser. Accordingly, we believe the current disclosure is appropriate.

Comment 7.	With respect to the investments in other investment companies, the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure in Item 9 stating that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 7.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 8.	Please disclose any criteria as to duration that the Fund might use with respect to its investments.

Response 8.	The Fund’s principal investment strategies are focused on collateralized loan obligations of any duration. Accordingly, there is no specific duration criteria with respect to such investments.

Comment 9.	Please disclose whether the Fund may invest, as a principal strategy, in securities that are in default.

Response 9.	The Fund does not currently expect to invest in securities that are in default as a principal investment strategy. Accordingly, we believe the current disclosure is appropriate.

Comment 10.	Please disclose in the Fund’s principal investment strategies the industries it will seek to invest in. If applicable, please disclose the related risks.

Response 10.	The Fund does not currently have a particular industry or group of industries that it will seek exposure to. Accordingly, we believe the current disclosure is appropriate. As a general matter, collateralized loan obligations (“CLOs”) tend to be diversified by issuer and industry.

Comment 11.	Please disclose what types of loans that the Fund invests in are considered foreign loans.

Response 11.	The Fund is not expected to invest directly in loans. It will invest in CLOs, which are trusts that are typically collateralized by a pool of loans, which may include loans to foreign borrowers. However, most CLO portfolios are significantly concentrated in loans to U.S. borrower. Additionally, the Fund may invest up to 30% of its net assets in CLOs denominated in foreign currencies. Accordingly, we believe the current disclosure is appropriate.

Comment 12.	Please supplementally disclose the foreign jurisdictions of the CLOs the Fund intends to invest in and the related foreign currencies such CLOs will be denominated in. Please include any corresponding strategy and risk disclosure, if applicable, of any foreign jurisdiction the Fund will be principally investing in.

Response 12.	As noted in Response 11, the CLOs that the Fund may invest in may be collateralized by foreign loans from a variety of jurisdictions but are primarily concentrated in loans to U.S. borrowers. CLOs are generally structured as special purpose vehicles domiciled in the Cayman Islands. However, the Fund may invest in CLOs structured in other jurisdictions. We believe that the current disclosure, which includes foreign currency and foreign securities risks, is appropriate.

Comment 13.	Please explain the references to a bottom-up analysis and top-down overlay.

Response 13.
We respectfully acknowledge your comment and refer you to the existing disclosure in the “Summary Information—Principal Investment Strategies” section that sets forth the following:
. . . a bottom-up analysis to select CLO investments . . . considers several factors, including an assessment of the CLO manager, the CLO’s underlying collateral, performance under various stress scenarios and an analysis of the CLO’s documentation and structural terms . . . a top-down overlay which incorporates the Sub-Adviser’s credit views as well as risk factor positioning.
Accordingly, we believe the current disclosure is appropriate.

Comment 14.	Please provide disclosure in the “Summary Information—Principal Investment Strategies” section regarding the focus on investment grade. We note that the 80% policy includes investments rated from AA+ to BB-, and that the Fund may invest up to 10% of its assets in securities rated below BB-.

Response 14.
We respectfully acknowledge your comment and refer you to the existing disclosure in the “Summary Information—Principal Investment Strategies” section that sets forth the following:
The Fund is an actively managed exchange-traded fund (“ETF”) that normally invests at least 80% of its total assets in collateralized loan obligations (“CLOs”) of any maturity that are rated between and inclusive of AA+ and BB- (or equivalent rating issued by a nationally recognized statistical rating organization (“NRSRO”)) at the time of purchase, or if unrated, determined to be of comparable credit quality by the Adviser and/or PineBridge Investments LLC, the Fund’s sub-adviser (the “Sub-Adviser”) . . . . The Fund will not invest more than 10% of its net assets in CLOs rated below BB- at the time of purchase, or if unrated, determined to be of comparable credit quality by the Adviser and/or Sub-Adviser. The Fund may invest up to 10% of its net assets in CLOs with a rating above AA+ at the time of purchase, or if unrated, determined to be of comparable credit quality by the Adviser and/or Sub-Adviser.
Accordingly, we believe the current disclosure is appropriate.

Comment 15.	Please supplementally explain the significance of the reference to duration in the risk factor relating to floating rate obligations.

Response 15.	We respectfully refer you to Response 8 and restate that the Fund may invest in CLOs of any duration. Additionally, we respectfully submit that the reference to duration in the “Floating Rate Obligations Risk” is meant to generally describe the impact of duration in the sensitivity to interest rate changes.

Comment 16.	Please supplementally explain the reference to “tiered structure” and disclose how the tiers match the liquidity classifications of “highly liquid”, “moderately liquid”, “less liquid” or “illiquid”.

Response 16.
We supplementally submit that “tiered structure” refers to the different tranches in the securitization. Investors in higher-ranked tranches are paid first but have lower potential returns, while investors in the lower-ranked tranches are paid last but with higher potential returns. The lowest tranche, the equity tranche, represents ownership of the underlying loans and investors in this trance receive any additional cash flow after the debt-tranche investors are paid.
The Fund’s portfolio investments, including CLO investments, are subject to the Trust’s liquidity risk management program (the “LRM Program”) and the Fund’s CLO investments will be classified into one of four liquidity classifications under Rule 22e-4. Based on the current expected composition of the Fund, it is expected that the majority of its CLO investments will be primarily classified as highly liquid; however, such liquidity classification is subject to change at any time. Accordingly, we believe the current disclosure is appropriate. To the extent the Fund’s CLO investments raise material liquidity risk, the Fund will consider including the appropriate disclosure.

Comment 17.	If the Fund may invest principally in issuers located in emerging markets, please provide related strategy and risk disclosures. Please also disclose risks associated with investments in China or explain why this is not a principal risk of the Fund.

Response 17.
The Fund does not currently intend to invest in securities issued by emerging market issuers, including Chinese issuers, as a principal strategy. Accordingly, we believe the current disclosure is appropriate.

Comment 18.	Under the “Summary Information—Performance” section, please supplementally identify the appropriate broad-based securities market index against which the Fund will compare its performance.

Response 18.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the ICE BofA US Broad Market Index as the broad-based securities market index.

Comment 19.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 19.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20.	Please describe how the Fund‘s LRM Program addresses less liquid tranches of CLO securities. Does the LRM Program assess the liquidity of all non-investment grade CLOs as illiquid? What factors might cause a CLO’s liquidity ranking to change? Please disclose the limit on illiquid CLOs by investment category.

Response 20.	We note that the Trust has implemented the LRM Program to manage the liquidity risk of the Fund in accordance with Rule 22e-4. As a part of the LRM Program, the Board of Trustees of the Trust has designated the Adviser to serve as the administrator of the LRM Program and the related procedures. In this capacity, the Adviser is responsible for making liquidity classification for Fund investments in accordance with Rule 22e-4.

The Adviser assesses, manages, and periodically reviews the Fund’s liquidity risk based on a number of factors, including but not limited to, relevant market, trading and investment-specific considerations under the LRM Program and generally assesses the investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions.

The Adviser, with assistance from the Fund’s anticipated sub-adviser, has analyzed the liquidity of CLO debts as an asset class. This review included an evaluation of the Fund’s potential compliance with both Rule 22e-4 and the LRM Program. In reviewing the liquidity classification of the Fund's CLO debts, the Adviser will consider a variety of factors, including among other things: the existence of an active market for CLO debts; the frequency of trades or quotes for CLO debts and average trading volume of the asset class; volatility of trading prices for the asset class; anticipated bid-ask spreads for the asset class; a consideration of the structure of CLO debts; the range of maturities and date of issuance of CLO debts; the ability to trade the asset class and potential restrictions on trading or limitations on transfer of CLO debts; and the anticipated size of the Fund’s position in CLO debts relative to the asset class’s historic trading volume. The liquidity classification of the Fund’s non-investment grade CLO investments is subject to the above analysis.

In addition, consistent with Rule 22e-4 and the Fund’s Non- Fundamental Investment Restriction 1, the Fund may not acquire any illiquid securities if, as a result thereof, more than 15% of the Fund’s net assets would be invested in such securities. Accordingly, the Fund’s CLO investments that are classified as “illiquid,” if any, will be limited to 15% of the Fund’s net assets.

Comment 21.	Please disclose any expectations relating to investing a significant amount of Fund assets in certain countries or regions.

Response 21.	We respectfully refer you to Responses 11 and 12 above, the CLOs that the Fund invests in may be collateralized by foreign loans from a variety of jurisdictions, without limitation. Accordingly, we believe the current disclosure is appropriate.

Comment 22.	Under the “Portfolio Managers” section, please add the word “primary” so that the first sentence states “Portfolio managers who currently share joint and primary responsibility . . . .”

Response 22.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 23.	Please indicate whether the Fund is a limited derivatives user.

Response 23.	We supplementally submit that because the Fund’s derivative exposure is not currently expected to exceed 10% of its net assets, the Fund is currently expected to be considered a “limited derivatives user” as defined under Rule 18f-4. The Fund may utilize currency hedging above 10% of its nets assets.

Comment 24.	Please consider updating the market risk disclosure to reflect the Israel/Hamas and Russia/Ukraine conflicts.

Response 24.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 25.	Please confirm whether London Inter-bank Offered Rate (“LIBOR”) risk is still applicable. If so, please supplementally disclose the Fund’s estimated exposure to LIBOR risk.

Response 25.	The disclosure has been deleted as it is no longer applicable.

Comment 26.	With respect to the first non-fundamental investment restriction, regarding investments in illiquid securities, please change the word “securities” to “investments”, and consider defining what the word illiquid means.

Response 26.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 27.	With respect to the first sentence in the seventh paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 27.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. As stated in Response 7, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 28.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 28.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 29.	In the paragraph entitled “Acceptance of Creation Orders,” under the “Creation and Redemption of Creation Units" section, please delete the statement that the Fund reserves the right to reject an order to make sure that the policy is consistent with Rule 6c-11 under the Investment Company Act of 1940, as amended, (the "1940 Act") and the SEC’s guidance thereunder.

Response 29.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.
In the Rule 6c-11 proposing release, the Commission acknowledges that “an additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the Commission notes that “an ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism. . . .” The disclosure in question here speaks to the Fund’s ability to reject or revoke individual purchase orders. Among other things, a purchase order may be rejected, in the exclusive discretion of the Fund and/or its distributor, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure in question does not speak to—and does not purport to give to the Fund—the right to suspend the issuance of creation units indefinitely. Accordingly, we do not believe that the policy consideration discussed in the Rule 6c-11 proposing release is applicable in the context of this disclosure.

DECLARATION OF TRUST

Comment 30.	With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 30.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 31.	With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 31.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 32.	With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 32.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

If you have any questions, please feel free to contact me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President & Associate General Counsel
Van Eck Associates Corporation

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.45%
________________________

(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least May 1, 2026.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$46
3	$144